Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69718

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bull Market Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 SW 7th Street, Suite 1405
(No. and Street)

Miami	FL	33130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	312-718-2573	dcolombo@bullmarketus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street, Suite 30	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lautaro Marra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bull Market Securities, Inc, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarized online using audio-video communication

ELECTRONIC NOTARY PUBLIC STATE OF FLORIDA
Maria Chourio
Electronic Notary Public
State of Florida
Commission #: hh319532
Commission Expires: 10/06/2026

Notary Public

Signature: ______________________

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

	PAGE
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	17
INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3	
Report of Independent Registered Public Accounting Firm	18
Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission	19
Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3	20

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bull Market Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities, Inc. as of December 31, 2024, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bull Market Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bull Market Securities, Inc.'s management. Our responsibility is to express an opinion on Bull Market Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bull Market Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Bull Market Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bull Market Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bull Market Securities, Inc.'s auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 8, 2025

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2024

December 31,	**2024**
Assets	
Cash	$ 486,613
Deposit with clearing broker	246,479
Receivable from clearing broker	140,133
Other assets	132,526
Operating lease right-of-use assets	407,800
Total assets	**$ 1,413,551**
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 68,866
Due to affiliate	132,854
Subordinated loan interest payable	10,884
Liabilities subordinated to claims of general creditors	100,000
Operating lease liabilities	414,028
Total liabilities	726,632
Stockholder's Equity	
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	2,249,990
Accumulated deficit	(1,563,081)
Total stockholder's equity	686,919
Total liabilities and stockholder's equity	**$ 1,413,551**

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
For the Year Ended December 31, 2024

December 31,		**2024**
Revenues		
Commissions	**$**	**521,887**
Riskless principal (Including $172,215 from Parent)		**1,510,354**
12b-1 distribution fees		**21,270**
Advisory fees		**21,498**
Interest income		**401,022**
Unrealized gains		**1,963**
Other income		**43,149**
Total revenues		**2,521,143**
Expenses		
Professional fees		**893,247**
Compensation and benefits		**1,642,511**
Clearance and execution fees		**377,385**
Office and other expenses		**32,789**
Occupancy expense		**132,706**
Insurance and regulatory		**110,655**
Interest expense		**1,870**
Depreciation		**702**
Total expenses		**3,191,865**
Net loss before taxes		**(670,723)**
Income tax expense		**-**
Net loss	**$**	**(670,723)**

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2024

Balance at December 31, 2023	$ 100,000
Changes on subordinated claims of general creditors - no changes	-
Balance at December 31, 2024	**$ 100,000**

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	**Total**
	Shares	Amount			
Stockholder's equity, beginning of year	1,000	$ 10	$1,699,990	$ (892,358)	**$ 807,642**
Net loss	-	-	-	(670,723)	(670,723)
Additional paid in capital	-	-	550,000	-	550,000
Stockholder's equity, end of year	1,000	$ 10	2,249,990	$ (1,563,081)	**$ 686,919**

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2024

December 31,	**2024**
Cash flows from operating activities:	
Net Loss	$ **(670,723)**
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	**702**
Interest on liabilities subordinated to claims of general creditor	**1,870**
Net amortization of lease asset and liabilities	**1,832**
Due to Affiliate	**15,000**
Sale of Marketable Securities	**490,275**
Changes in operating assets and liabilities	
Decrease in Receivable with clearing broker	**(24,755)**
Increase in accounts payable	**57,199**
Increase in other assets	**(72,500)**
Decrease in taxes payable	**(12,000)**
Total adjustments	**$507,133**
Net cash used by operating activities	**(163,590)**
Cash flows provided by financing activities:	$**550,000**
Capital Contributions	
Net cash provided by financing activities	**550,000**
Balance beginning of year	**100,218**
Balance, end of year	$ **486,613**
Supplemental disclosures of cash flow information:	
Taxes paid	$ **9,780**

The accompanying notes are an integral part of the financial statements.

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the Company), is a Florida corporation registered as a broker/dealer with the Securities and Exchange Commission (SEC). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the Parent).

The Company primarily solicits foreign customers, specifically from Argentina. The customers' proportions are 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to the Company for it to maintain compliance with SEC Rule 15c3-1 and for it to continue to meet its obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies are in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

Cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Broker

The Company's receivable from clearing broker includes amounts receivable from unsettled trades on behalf of customers, accrued interest receivables and cash deposits.

Credit Losses

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses* (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of that financial asset. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 of $140,133. There are no expected credit losses as of December 31, 2024.

Marketable Securities

Marketable securities consist of U.S. treasury bills and are classified as trading securities and recorded at fair value. The Company uses the specific identification method in determining realized gains and losses on the sale of securities. Net unrealized and realized gains and losses on marketable securities are reported in earnings.

Other assets

Other assets consist of deposits, prepaid expense and furniture and equipment.

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $8,603 and related accumulated depreciation of $8,603 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2024, depreciation expense amounted to $702.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification 842, *Leases* (ASC 842). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

Revenue Recognition

Revenue from contracts with customers includes commission income and riskless principal. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company offers no guarantees, warranties or refunds.

Commissions – Commissions revenue includes commissions from mutual funds and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Riskless principal – Revenue from riskless principal transactions is recognized on the trade date as the Company believes the performance obligation is fulfilled on that date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

12b-1 distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advisory fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period.

Interest income – The Company receives a monthly rebate from its clearing broker based on the monthly average balance of customers’ debit balances and credit balances pursuant to the terms of the Company’s clearing agreement. The Company believes that the performance obligation is met when the interest has been credited to the Company’s account each month by its clearing broker.

Other income – Other income includes miscellaneous clearing agent fees, charges to customers which includes handling fees, ACAT revenue charges, postage income, etc. The Company believes that its performance obligation for fees is fulfilled on the trade date.

Income Taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company maintains cash at banks and other financial institutions. The balances are insured by

NOTE 5: LEASES

In July 1, 2021 the Company entered into a lease for new office space for 12 months with monthly lease payments of $3,600. The lease included a 1 year option to renew with a 3% annual increase. The lease was further extended on July 1, 2024 for 12 months with monthly lease payments of $5,150. Payments due under the lease contract includes fixed payments plus variable payments for taxes, insurance and common area maintenance. Upon execution of the lease extension on July 1, 2024, the Company increased the ROU asset to $407,780 and lease liability of $414,028 on the statement of financial condition. The present value was calculated utilizing the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury as of July 1, 2024 of 4.06%, based on the terms of the lease and the interest rate environment at the date of inception.

The Company entered into an office lease commencing April 1, 2024 for office space in New York City. The lease term is for 5 years with payments of $7,657 per month, escalating annually with final payment due on April 1, 2029

Office lease costs of $132,706 for the year ended December 31, 2024 are included in occupancy expenses on the accompanying statement of operations.

The components of office lease cost are as follows:

For the year ending December 31,	**2024**
Operating lease cost	**$ 131,038**
Variable lease cost	**1,668**
	$ 132,706

The future minimum rental payments are as follows:

For the year ending December 31,	**2024**
2025	124,851
2026	96,770
2027	99,673
2028	102,663
2029	25,854
	449,811
Less imputed interest	**(35,783)**
	$ 414,028

NOTE 6: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a 12 month subordinated loan agreement with the Bull Market Brokers S.A. (the Affiliate), which began on July 25, 2019 where the Affiliate loaned the Company $100,000 at an annual interest rate of 2%. The note automatically extends 12 months on the maturity date each year unless written notice is given by the lender. Principal and interest are due on July 25, 2024.
As of December 31, 2024, the subordinated loan was $100,000.

NOTE 7: INCOME TAXES

The provision for income taxes differs from that computed by applying federal and state statutory rates to income before income tax expense due to net operating loss carry forwards utilized.

The Company has approximately $1,571,000 of Federal and $1,569,000 of State net operating loss carry forwards which have no expiration.
Utilization of Federal net operating losses is limited to 80% of the Company's future taxable earnings.

As of December 31, 2024 the Company's deferred federal and state tax assets totaled approximately $404,536. Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. The valuation allowance decreased $171,936 during the year ended 2024. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. Tax years that remain open to examination are years ending December 31, 2021 and after.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with the Affiliate, which began on October 7, 20166 and was amended on November 1, 2017 where the Affiliate provides various services to the Company.

For the year ended December 31, 2024, there was one person who is dually employed. The Company has $132,854 due to the Affiliate relating to this agreement at December 31, 2024.

The Company conducts trading transactions with the Parent. During the year ended December 31, 2024, $172,215 of Riskless principal were earned from transactions with the Parent.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2024, the Company had net capital of $654,392 which was $404,392 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1.

NOTE 10: COMMITMENTS AND CONTENGENCIES

The Company has no commitments or contingencies other than the office lease disclosed in Note 5 and the subordinated loan disclosed in Note 6.

NOTE 11: COMPANY CONDITION

The Company has an accumulated deficit at December 31, 2024. The Company's stockholder has agreed to provide additional capital to the Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements. Management expects the Company to continue as a going concern, and as such, these financial statements have been prepared on a going concern basis.

NOTE 12: SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. No subsequent events were noted.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2024

Adoption of new accounting standards

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote below, Reportable Segments.

Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which provides brokerage and investment services as an introducing broker for U.S. and South American clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.



SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2024

December 31,		**2024**
Total stockholder's equity	$	686,919
Additions		
Liabilities subordinated to claims of general creditors		100,000
Deductions		
Other assets		132,527
Net capital		654,392
Minimum net capital requirement (NOTE 11)		250,000
Excess net capital	**$**	**404,392**

Schedule of Aggregated Indebtedness:

December 31,		**2024**
Accounts payable	$	68,866
Due to affiliate		132,854
Subordinated loan interest payable		10,884
Aggregate indebtedness	**$**	**212,604**
Ratio of aggregate indebtedness to net capital		**.32 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2024, as filed.

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

Statement on Exemption From the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2024

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bull Market Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bull Market Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bull Market Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Bull Market Securities, Inc. stated that Bull Market Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Bull Market Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bull Market Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 8, 2025

Bull Market Securities, Inc
175 SW 7th Street, Suite 1616
Miami, Fl., 33130

Bull Market Securities, Inc.'s Exemption Report

Bull Market Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2024 through December 31, 2024 without exception.



Bull Market Securities, Inc.

I, Lautaro Marra, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lautaro Marra

Title: Chief Executive Officer

Date: 03/17/2025

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of Bull Market Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bull Market Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Bull Market Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Bull Market Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bull Market Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bull Market Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 8, 2025